EXHIBIT 99.2

COOPERATION AGREEMENT

BY AND AMONG

GREENWICH INVESTMENT COMPANY LLC

BRIAN F. CASSADY

AND

CURTIS J. ZAMEC, II

TABLE OF CONTENTS

Page

1.   Fansteel Securities   1

2.   Voting of Current Shareholder Securities   1

3.   Expenses   2

4.   Cooperation   2

5.   Liability   3

6.   Power; Binding Agreement; Non-Contravention; Misstatements; Omissions   3

7.   Notices   3

8.   Amendments; Successors and Assigns   4

9.   Termination   4

10.   Public Announcements   4

11.   Representation   4

12.   Counterparts   5

13.   Choice of Law   5

14.   Severability   5

15.   Duty to Update   5

Exhibit A - Shareholder Consent Resolution re Change in Board of Directors
Exhibit B - Shareholder Consent Resolution re Certain Corporate Actions
Exhibit C - Actions at Next Annual Shareholder Meeting

COOPERATION AGREEMENT

Gentlemen,

In connection with the proposed changes in the Board of Directors of Fansteel Inc. ("Fansteel"), each of the undersigned (each an "Interested Party" and collectively, the "Interested Parties") severally agrees as of June __, 2008 as follows:

1.   Fansteel Securities.

     a.   As of the date hereof, each Interested Party represents that such Interested Party beneficially owns and has the full and unconditional right to vote the securities of Fansteel set forth opposite such Interested Party's name on its signature page hereto (the "Current Shareholder Securities"), which right is free and clear of any right of any third party to direct the voting of the Current Shareholder Securities.

     b.   Each Interested Party agrees not, for itself, to, sell, assign, transfer or otherwise dispose of (any such transaction being herein collectively called a "Transfer"), during the term of this Agreement, all or any of the Current Shareholder Securities beneficially owned by such Interested Party unless as a condition to any such Transfer the transferee agrees to be bound by the terms and provisions of this Agreement.

For purposes of this Agreement, "Meeting Date" shall mean the date of the Meeting. "Meeting" shall mean the next annual meeting of the shareholders of Fansteel at which the Interested Parties have been able to properly and effectively submit nominations to the Board of Directors of Fansteel for a binding and proper vote of its shareholders and conduct any necessary or appropriate proxy activities, including preparation and filing with the U.S. Securities and Exchange Commission (the "Commission") and distribution of information statements to Fansteel shareholders, and any adjournments or postponements thereof. "Record Date" shall mean June 10, 2008 or such later date as designated by the Interested Parties for determining the shareholders of Fansteel. "Consent Resolutions" shall mean the written shareholder consent resolutions executed by the Interested Parties in the form attached hereto as Exhibits A and B.

2.   Voting of Current Shareholder Securities. Each Interested Party shall, for itself during the term of this Agreement:

     a.   retain, and not in any way compromise or encumber, the right to vote any Current Shareholder Securities beneficially owned by such Interested Party as of the Record Date and Meeting Date;

     b.   take such actions as may be required so that it may vote its Current Shareholder Securities at the Meeting; and

c.   (i) execute and deliver the Consent Resolutions to Fansteel and (ii) on the Meeting Date, (x) attend the Meeting in person or by proxy such that all Current Shareholder Securities held by such Interested Party and its Affiliated Current Shareholders are represented at such meeting, (y) at the Meeting, vote such Current Shareholder Securities in person or by proxy as set forth in Exhibit C hereto with respect to each of the actions described therein (the "Actions"), and in favor of any ancillary or procedural actions or matters related to giving effect to the Actions or required to effect the approval of the Actions (but in no event in contravention of any of the Actions), and (z) at the Meeting, not vote any such Current Shareholder Securities other than as set forth in Exhibit C hereto and any ancillary or procedural actions or matters related to the Actions or required to effect the approval of the Actions (but in no event in contravention of any of the Actions), and (iii) prepare, file and mail the Group Schedule 13D/A and Information Statement as contemplated in Section 4 of this Agreement (together with items (i) and (ii) the "Actions").

3.   Expenses. Each Interested Party shall reimburse or advance to the others, upon request, for its Share (as defined below) of all reasonable out-of-pocket, third-party expenses (including, without limitation, fees and disbursements of counsel) incurred or to be incurred in connection with, relating to or arising out of its work related to Fansteel, the matters described by this Agreement or the Group Schedule 13D/A (as hereinafter defined) or the Actions or transactions contemplated hereby or thereby (in each case, to the extent not reimbursed by Fansteel). Notwithstanding anything to the contrary, each Interested Party shall be fully responsible for all such expenses arising out of such Interested Party's gross negligence, fraud, bad faith or willful misconduct. For the purposes of this Agreement, an Interested Party's Share shall be a fraction, expressed as a percentage, the numerator of which is one and the denominator of which is the number of Interested Parties.

4.   Cooperation. Each Interested Party shall use reasonable efforts to assist each other and promptly provide such information to each other in order to prepare, execute, deliver and file such additional documents, in each case, as may be reasonably required in order to effectively implement the Actions and transactions contemplated by this Agreement in compliance with applicable law, including, without limitation, any amendment of their respective Schedule 13D in respect of the parties' collective beneficial ownership of securities of Fansteel as a "group" (the "Group Schedule 13D/A"), and an information statement pursuant to Rule 14f-1 of the Commission (the "Information Statement"). The Information Statement also shall be mailed to shareholders of Fansteel on the date hereof. Until the Termination Date set forth in Section 9 of this Agreement, each of the Interested Parties agrees to cooperate, to the extent reasonable, including without limitation in a joint defense, with respect to any claim or action of any kind, at law or equity, or any appeal of any decision thereof, threatened in writing, initiated or pending which in any manner attempts to prevent, forestall or invalidate the consummation of any of the Actions or any matter contemplated by this Agreement or the Group Schedule 13D/A or Information Statement, or in a joint prosecution or other declaratory action which attempts to effectuate any matter contemplated by this Agreement or the Group Schedule 13D/A or

Information Statement.

5. Liability. Except as set forth in Sections 3 and 11, or resulting from any breach of any party's representations, warranties or covenants hereunder, (a) no Interested Party or any of their respective affiliates, partners, employees, counsel, agents or representatives shall be liable to any other Interested Party for any loss, liability, damage or expense arising out of or in connection with this Agreement or the Group Schedule 13D/A or Information Statement or the Actions or transactions contemplated hereby or thereby, except to the extent such loss, liability, damage or expense is caused by such party's gross negligence, fraud, bad faith or willful misconduct.

6. Power; Binding Agreement; Non-Contravention; Misstatements; Omissions. Each party to this Agreement represents, as to itself only, that: (a) it has the full right, power and authority to enter into this Agreement and perform all of its obligations hereunder; (b) neither the execution, delivery nor performance of this Agreement by such party will violate the charter, by-laws or other organizational or constitutive documents of such party, or any other agreement, contract or arrangement to which such party is a party or is bound, including any voting agreement, stockholders agreement or voting trust; (c) this Agreement has been duly executed and delivered by such party and constitutes a legal, valid and binding agreement of such party, enforceable in accordance with its terms; and (d) neither the execution or delivery of this Agreement by such party will (i) require any material consent or approval of or filing with any governmental or other regulatory body, other than filings required under the federal or state securities laws, or (ii) constitute a violation of, conflict with or constitute a default under (A) any material law, rule or regulation applicable to such party, or (B) any material order, judgment or decree to which such party is bound.

7. Notices. All notices, correspondence and information related to this Agreement should be sent,

Mr. L.M. Levie
GREENWICH INVESTMENT COMPANY
1465 East Putnam Avenue, Suite 229
Greenwich, CT 06870
Telephone: (203) 952-9212

Mr. Brian F. Cassady
510 Ocean Drive, Suite 501
Miami Beach, FL 33139
Telephone: (216) 577-1338

Mr. Curtis J. Zamec, II
10920 North Beechwood Drive
Mequon, WI 53092
Telephone: (262) 385-3006

with a Copy to:

Mr. Joseph Selinger, Esquire
TOBIN, CARBERRY, O'MALLEY, RILEY & SELINGER, P.C.
43 Broad Street, New London, CT, 06320-0058
Telephone: (860) 447-0335

8.   Amendments; Successors and Assigns. No waiver, amendment or other modification of this Agreement shall be effective unless in writing and signed by each Interested Party, to the extent any of them are to be bound thereby. This Agreement shall inure to the benefit of and be binding on each Interested Party and their respective successors (except that no party may assign this Agreement without the prior written consent of the other parties, such consent not to be unreasonably withheld).

9.   Termination. This Agreement will terminate upon the date (the "Termination Date") that is the earlier to occur of (x) October 31, 2008 unless such date is extended by agreement of all of the Interested Parties other than one, and (y) the date of the consummation of each of the Actions *provided* that no matter shall be considered consummated hereunder while any claim or action of any kind, at law or equity, or any appeal of any decision thereof, is threatened in writing, initiated or pending which in any manner attempts to prevent, forestall or invalidate any of the Actions or matters contemplated thereby. Any termination of this Agreement pursuant to this Section 9 shall occur without any liability or continuing obligation of any party to any other party; *provided,* that the reimbursement obligations set forth in Section 3, and the obligations to cooperate and provide information set forth in Section 4 shall survive any such termination. Notwithstanding anything to the contrary, including any continuing obligations to cooperate hereunder, upon termination of this Agreement, no Interested Party intends to be, and shall no longer be, a "group" for any purpose, including for purposes of the federal securities laws.

10. Public Announcements. No party hereto shall issue any written press release or make any other public statement regarding the transactions contemplated by this Agreement or the Group Schedule 13D/A or Information Statement without the prior consent of the parties hereto.

11. Representation. Each Interested Party represents and agrees that to the best of its knowledge the information about such Interested Party or which is required to be contained in the Group Schedule 13D/A or Information Statement or any amendment thereto is accurate, correct and complete in all material respects as of date of the applicable filing.

12. Counterparts. This Agreement may be executed and delivered by each party hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original and both of which taken together shall constitute one and the same agreement.

13. Choice of Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or

conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

14. <u>Severability</u>. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority by judgment or order no longer subject to review, to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

15. <u>Duty to Update</u>. Each party to this Agreement agrees, to the extent required by, and in accordance with, applicable federal securities laws, to update any information pertaining to such party in the Group Schedule 13D/A or Information Statement or any amendments thereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered on the date and year first above written.

INTERESTED PARTY	CURRENT SHAREHOLDER SECURITIES	
	Security	Total Number of Shares (%)
GREENWICH INVESTMENT COMPANY LLC	Common Stock	1,039,163 (30.38%)

/s/ L.M. Levie
L.M. Levie, President

BRIAN F. CASSADY	Common Stock	995,978 (29.12%)

/s/ Brian F. Cassady
Brian F. Cassady

CURTIS J. ZAMEC, II	Common Stock	353,589 (10.34%)

/s/ Curtis J. Zamec, II
Curtis J. Zamec, II

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EXHIBIT A

CONSENT IN LIEU OF MEETING OF CERTAIN
SHAREHOLDERS OF FANSTEEL INC.

The undersigned, Greenwich Investment Company, Brian F. Cassady and Curtis J. Zamec, II, being holders of shares of Common Stock (the "Common Stock") par value $0.01 of Fansteel Inc., a Delaware corporation (the "Company") as set forth below and acting by written consent in lieu of a meeting pursuant to Article II, Section 10 of the Amended and Restated By-Laws of the Company, do hereby vote their shares of Common Stock in the Company to adopt and consent to adoption of the following resolutions:

WHEREAS, Greenwich Investment Company, LLC owns 1,039,163 shares of Common Stock constituting approximately 30.38% of the issued and outstanding shares of Common Stock; and

WHEREAS, Brian F. Cassady owns 995,978 shares of Common Stock constituting approximately 29.12% of the issued and outstanding shares of Common Stock; and

WHEREAS, Curtis J. Zamec, II owns 353,598 shares of Common Stock constituting approximately 10.34% of the issued and outstanding shares of Common Stock; and

WHEREAS, the Amended and Restated By-laws specify the minimum threshold required for Shareholder approval is majority, 50.1 %; and

WHEREAS, the undersigned shareholders beneficially own 69.84% of the currently outstanding Common Stock of the Company; and

WHEREAS, 69.84% is greater than the minimum threshold required for Shareholder approval as specified in the Amended and Restated By-laws; and

WHEREAS, by written consent resolutions of even date herewith, the undersigned Shareholders have voted their shares of Common Stock to remove Messrs. David G. Vogelsang, David A. Groshoff and John R. Parker from the Board of Directors of the Company and appoint Brian F. Cassady, Curtis Zamec, II, and Todd M. Hymel to fill the vacant positions, such removal and appointment to be effective on the 10th day following the date of this Consent, i.e. June 10, 2008; and

WHEREAS, the undersigned Shareholders believe it is in the best interest of Fansteel Inc. for its Board of Directors and management not to pursue any of the following actions without approval of its Shareholders, pending emplacement of the new Board of Directors.

NOW, THEREFORE, BE IT RESOLVED, Fansteel, its Board of Directors, its executive officers, its employees and/or its agents (attorneys, investment bankers, accountants, auditors, etc.) shall not engage in or continue any of the following or similar action(s) without prior approval, duly obtained, of a vote of a majority of issued and outstanding shares of Common Stock:

A. Make any change(s) to the current By-laws including, but not limited to, increasing or decreasing the number of authorized and occupied Board of Director positions and/or staggering Director terms; and

B. Make any change(s) to the current Certificate of Incorporation; and

C. Issue additional equity securities, registered or not with the U.S. Securities and Exchange Commission, including but not limited to common, preferred, warrants and/or convertible instruments, etc.; and

D. Make any material change(s) to the capital structure, current dividend policy and/or terms of indebtedness of the Company outside the normal course of business; and

E. Begin and/or continue any discussion(s) involving the sale, joint venture, purchase, lease, mortgaging, encumbering, or sale and leaseback of any material asset or business unit of the Company including, but not limited to, American Sintered Technologies, Fansteel Intercast and/or Fansteel Wellman Dynamics; and

F. Execute any contract, agreement and/or term sheet (written, oral or otherwise) involving the sale, joint venture, purchase, lease, mortgaging, encumbering, or sale and leaseback of any material asset or business unit of the Company including, but not limited to, American Sintered Technologies, Fansteel Intercast and/or Fansteel Wellman Dynamics; and

G. File or cause to be filed any voluntary or involuntary petition under Chapter 11 or Chapter 7 of any Bankruptcy Code; and

H. Extending and/or modifying any existing Employment Agreement by and between the Company and any Director, Executive Officer or any other Employee of the Company and not entering into any new Employment Agreements with any current, new or prospective Employee of the Company.

Executed by the undersigned on this 10th day of June, 2008:

Greenwich Investment Company LLC

By: /s/ L.M. Levie   /s/ Brian F. Cassady   /s/ Curtis J. Zamec, II
      L.M. Levie, Its President   Brian F. Cassady   Curtis J. Zamec, II

EXHIBIT B

CONSENT IN LIEU OF MEETING OF CERTAIN
SHAREHOLDERS OF FANSTEEL INC.

The undersigned, Greenwich Investment Company, Brian F. Cassady and Curtis J. Zamec, II, being holders of shares of Common Stock (the "Common Stock") par value $0.01 of Fansteel Inc., a Delaware corporation (the "Company") as set forth below and acting by written consent in lieu of a meeting pursuant to Article II, Section 10 of the Amended and Restated By-Laws of the Company, do hereby vote their shares of Common Stock in the Company to adopt and consent to adoption of the following resolutions:

WHEREAS, Greenwich Investment Company, LLC owns 1,039,163 shares of Common Stock constituting approximately 30.38% of the issued and outstanding shares of Common Stock; and

WHEREAS, Brian F. Cassady owns 995,978 shares of Common Stock constituting approximately 29.12% of the issued and outstanding shares of Common Stock; and

WHEREAS, Curtis J. Zamec, II owns 353,598 shares of Common Stock constituting approximately 10.34% of the issued and outstanding shares of Common Stock; and

WHEREAS, the Amended and Restated By-laws specify the minimum threshold required for Shareholder approval is majority, 50.1 %; and

WHEREAS, the undersigned shareholders beneficially own 69.84% of the currently outstanding Common Stock of the Company; and

WHEREAS, 69.84% is greater than the minimum threshold required for Shareholder approval as specified in the Amended and Restated By-laws; and

WHEREAS, the undersigned Shareholders believe that a change in the Board of Directors is in the best interest of Fansteel Inc. and its shareholders.

NOW, THEREFORE, BE IT RESOLVED, effective at 12:00 a.m. on June 10, 2008:

   A.   Messrs. David G. Vogelsang, David A. Groshoff, and John R. Parker hereby are removed from the Board of Directors of the Company; and

   B.   Brian F. Cassady, Curtis Zamec, II, and Todd M. Hymel hereby are appointed and elected to the Board of Directors of the Company until their successors are duly elected and qualified in their stead.

Executed by the undersigned this 10th day of June, 2008:

Greenwich Investment Company LLC

By: /s/ L.M. Levie   /s/ Brian F. Cassady   /s/ Curtis J. Zamec, II
   L.M. Levie, Its President   Brian F. Cassady   Curtis J. Zamec, II

EXHIBIT C

1. The Meeting shall not be adjourned until a vote has occurred on each of the items below.

2. The following persons shall be nominated and elected at the Meeting as Directors of Fansteel:

   Mr. Brian F. Cassady
   Mr. Curtis J. Zamec, II
   Mr. Todd M. Hymel

   Mr. Hymel was nominated by GIC and the Group has agreed that Mr. Hymel shall serve at the pleasure of GIC. The Group also has agreed that GIC shall have observation rights at all Board of Director meetings of the Issuer.

3. The following incumbent Director of Fansteel, assuming such Director's willingness to serve, as selected by a majority of the Interested Parties, may be included on the ballot setting forth the nominees in item 2 above and elected at the Meeting as a Director:

   Mr. Gary Tessitore

   If the foregoing Director selected by a majority of the Interested Parties is unwilling to serve, another Director shall be selected by a majority of the Interested Parties.

4. The Interested Parties shall propose and adopt at the Meeting a resolution recommending to the Board of Directors of Fansteel that the following actions be taken: (i) Fansteel shall reimburse the Interested Parties, upon request, for all of their reasonable expenses, costs and other third party fees (including reasonable fees and disbursements of counsel) incurred or to be incurred in connection with, relating to or arising out of its work related to Fansteel, the matters relating to the Meeting or any of the foregoing actions or any filings made or to be made in respect thereof.

5. Any procedural or ancillary actions required to effectuate any of the foregoing actions at the Meeting shall be approved.

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